

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 28, 2009

<u>**Via U.S. Mail and Fax (703-997-4347)**</u>
Mr. James D. Davidson
Chief Executive Officer
US Uranium Inc.
6830 Elm Street
McLean, VA 22101

   Re: US Uranium Inc.
     Form 10-KSB for Fiscal Year Ended January 31, 2008
     Filed May 15, 2008
     Form 10-Q for Fiscal Quarter Ended October 31, 2008
     Filed December 15, 2008
     File No. 333-134549

Dear Mr. Davidson:

  We have reviewed your Form 10-KSB for the Fiscal Year Ended January 31, 2008 and Form 10-Q for the Fiscal Quarter Ended October 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Item 1, Description of Business, page 3

1.   We note you issued convertible debentures (Debentures) in June 2007 in order to
        fund the Bridge Financing to Cromwell Uranium Holdings, Inc. The Debentures
        are convertible into units of your securities. Each unit of your securities consists
        of one share of your common stock and one warrant to purchase one share of your
        common stock at an exercise price of $0.75 per share. The warrants are
        exercisable for a period of five years from the date of issuance. In your
        statements of stockholders' equity, we further note you issued 440,002 shares of
        common stock at $1.35 per share in the fiscal year ended January 31, 2008,
        valued at $595,000. To help us understand the accounting of the convertible
        debentures, please provide us with:

   - A detailed discussion of what consideration you gave to and how you
     applied the guidance at SFAS 133, *Accounting for Derivative Instruments
     and Hedging Activities*, to determine whether the conversion feature of the
     debenture and the freestanding warrant meet the definition of a derivative.
   - A description of the conversion of the Debentures and whether the
     freestanding warrants were exercised in fiscal year 2008. If the warrants
     have not been exercised or cancelled, please describe how you account for
     the warrants as of January 31, 2008.
   - A detailed discussion of whether you have considered the dilutive effect of
     the convertible debentures and the warrants in calculating the diluted
     earnings per share under the SFAS 128, *Earnings per Share*.

2.   We note you transferred all of your assets, except for the stock of Cromwell
        Acquisition Corp. and the Green Energy Claims, to Arbutus Leaseco, Inc.
        (Leaseco). At the time of the closing of the merger with Cromwell Uranium
        Holdings, Inc., you sold the capital stock of Leaseco to two former directors in
        exchange for your common stock owned by these two former directors. Please
        provide us with:

   - A description of the assets that were transferred to Leaseco and
     subsequently sold.
   - A detailed discussion of how the fair value of Leaseco was determined
     and whether there was any gain or loss recognized from the sale of the
     entity.
   - A detailed discussion of how you have considered disclosing the
     repurchase of common stock in your balance sheet and footnotes to your
     financial statements.

Item 6, Management's Discussion and Analysis of Financial Condition or Results of Operations, page 8

3.   We note your general and administrative expenses increased to $386,366 in the fiscal year 2008, compared to the $19,708 in the fiscal year 2007. Please include a discussion related to the increase in the expenses from fiscal year 2007 to fiscal year 2008 and the prospects for the future operations. We refer you to the Regulation S-B, Item 303(b)(1) for the guidance.

Statements of Stockholders' Equity, page 14, Statements of Cash Flows, page 15

4.   You disclose $268,668 contributed capital received in the fiscal year 2008. The contributed capital is recorded under the additional paid-in capital in the statement of stockholders' equity. Please provide us with the nature of this capital contribution and explain why you believe it is reasonable to include this contributed capital as an adjustment to reconcile net loss to net cash used by operating activities in your statement of cash flows for the year ended January 31, 2008.

Note No. 4, Significant Events, page 20

5.   You disclose the Company issued 31,000,000 shares of common stock to Mr. Davidson in order to repay the expenses that he incurred on behalf of the Company in connection with the merger with Cromwell Uranium Holdings, Inc. We further note, in Item 12, Certain Relationships, Related Transactions and Director Independence, that 20,000,000 shares of common stock were issued to two former directors on May 29, 2007. Please tell us how you have considered disclosing these issuances of common stock in your balance sheet and statement of shareholders' equity.

Exhibit 31.1 and Exhibit 31.2

6.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

7.   We note your promissory note of $557,927 receivable from Cromwell Uranium Holdings, Inc. originally due on November 15, 2007 had not been collected by the filing date of the Form 10-Q. Please provide us with the information you have considered in determining whether an allowance of uncollectible receivable to the promissory note balance should be established.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief